Peter M. Carlson

Executive Vice President and

Chief Accounting Officer

pcarlson@metlife.com

May 14, 2013

Mr. James B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	MetLife, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 27, 2013

File No. 001-15787

Dear Mr. Rosenberg:

This letter sets forth the response of MetLife, Inc. (the “Company”) to the verbal follow-up comments received from the staff of the U.S. Securities and Exchange Commission (the “Commission”) on May 6, 2013 relating to the Company’s response dated April 11, 2012 to your letter dated March 28, 2013 (the “Comment Letter”) regarding the Company’s Annual Report on Form 10-K filed on February 27, 2013.

In response to your comments of May 6, 2013, we have reproduced your comments below in boldface, italic type and set forth our response immediately below each comment.

Results of Operations

Consolidated Results

Year Ended December 31, 2012 Compared with the Year Ended December 31, 2011, page 95

1.	Refer to the proposed disclosure in your response to comment No. 2 of the Comment Letter:

•

For the $526 million reflected in net derivative gains (losses), please provide revised proposed disclosure to break out amounts included in the “Market risks in embedded derivatives” line item and the “Other risks in embedded derivatives” line item.

Mr. James B. Rosenberg

Securities and Exchange Commission

May 14, 2013

•

For factors that you have included that drove the fluctuations from period to period in the nonperformance risk, please revise your proposed disclosure to clarify which factor was the most significant driver. Please clarify the relative weights of the Company’s own credit spread, the long-term risk-free interest rate, and the key equity index levels in the contribution to the nonperformance gain (loss) for each period presented.

Management Response:

The entire $526 million reflected in net derivative gains (losses) relates to other risks in embedded derivatives. Therefore, in future periods when these activities are disclosed, we will include the following disclosure, adjusted to reflect actual results for the period, in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Consolidated Results” (revised proposed disclosure to our April 11, 2013 response in bold):

Results for 2012 include a $1.2 billion ($753 million, net of income tax) charge associated with the global review of assumptions related to DAC, reserves and certain intangibles, of which $526 million ($342 million, net of income tax) was reflected in net derivative gains (losses) within the “~~market and~~ Other risks in embedded derivatives” component of net derivative gains (losses).

Commencing with the Company’s Form 10-Q filing for the quarter ending June 30, 2013, we will include the following new disclosure about the relative contribution of the Company’s own credit spread and capital market inputs on nonperformance risk gain (loss) in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Consolidated Results”:

The nonperformance risk gain (loss) of $XX million in the current period was comprised of $XX million gain (loss) due to an increase (decrease) in the Company’s own credit spread, as well as $XX million gain (loss) due to the impact of changes in capital market inputs such as long-term interest rates and key equity index levels.

Notes to Consolidated Financial Statements

3. Acquisitions and Dispositions

Pending Dispositions

MetLife Bank, page 222

2.	Refer to your response to comment No. 5 of the Comment Letter:

•

Please provide proposed disclosure to be included in future filings to clarify that each of the businesses that were exited could not be separated from the rest of the MetLife Bank operations since the Company did not separately manage or report the businesses as a reportable segment, operating segment, or reporting unit.

Mr. James B. Rosenberg

Securities and Exchange Commission

May 14, 2013

Management Response:

Commencing with the Company’s Form 10-Q filing for the quarter ended March 31, 2013, we will add the following disclosure in the Acquisitions and Dispositions Note of the Notes to the Interim Condensed Consolidated Financial Statements:

Each of the businesses that were exited could not be separated from the rest of the MetLife Bank operations since the Company did not separately manage or report the businesses as a reportable segment, operating segment, or reporting unit. As a result, the businesses have not been reported as discontinued operations in the consolidated financial statements.

*****

Mr. James B. Rosenberg

Securities and Exchange Commission

May 14, 2013

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we may be of assistance in answering any questions that may arise in connection with the staff’s review of our response letter, please call me at 212-578-2005. For your convenience, we are sending a copy of this letter to you via e-mail at RosenbergJ@SEC.GOV, in addition to filing it on EDGAR under the form type label CORRESP.

Sincerely,

/s/ Peter M. Carlson

Peter M. Carlson

cc:	Steven A. Kandarian

John C. R. Hele